UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Intermountain Community Bancorp
(Name of Issuer)

Voting Common Stock, no par value
(Title of Class of Securities)

45881M308
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45881M308	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	160,000*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	160,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		160,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*    See Item 4.  Represents shares owned directly by Ulysses Partners L.P. and Ulysses Offshore Fund Ltd.

**  Percentage calculation based on 2,603,676 shares of Voting Common of the Issuer outstanding as of November 6, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45881M308	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	133,537*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	133,537*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		133,537*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*    See Item 4.

**  Percentage calculation based on 2,603,676 shares of Voting Common of the Issuer outstanding as of November 6, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45881M308	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS
Joshua Nash LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	133,537*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	133,537*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		133,537*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*    See Item 4. Represents shares owned directly by Ulysses Partners L.P.

**  Percentage calculation based on 2,603,676 shares of Voting Common of the Issuer outstanding as of November 6, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45881M308	SCHEDULE 13G	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS
Joshua Nash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	160,000*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	160,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		160,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*    See Item 4. Represents shares owned directly by Ulysses Partners L.P. and Ulysses Offshore Fund Ltd.

**  Percentage calculation based on 2,603,676 shares of Voting Common of the Issuer outstanding as of November 6, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45881M308	SCHEDULE 13G	Page 6 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Offshore Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	26,463*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	26,463*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		26,463*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*    See Item 4.

**  Percentage calculation based on 2,603,676 shares of Voting Common of the Issuer outstanding as of November 6, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

Item 1(a).	Name of Issuer
Intermountain Community Bancorp

Item 1(b).	Address of Issuer's Principal Executive Offices
414 Church Street
Sandpoint, ID 83864 United States

Item 2.
	(a)	Name of Person Filing;

Ulysses Management LLC
Ulysses Partners L.P.
Joshua Nash LLC
Joshua Nash
Ulysses Offshore Fund Ltd.

	(b)	Address of Principal Business Office or, if none, Residence;

c/o Ulysses Management LLC
One Rockefeller Plaza
New York, NY 10020

	(c)	Citizenship

Ulysses Management LLC - Delaware
Ulysses Partners L.P. - Delaware
Joshua Nash LLC - Delaware
Joshua Nash - USA
Ulysses Offshore Fund Ltd. – Cayman Islands

	(d) - (e)	Title of Class of Securities; CUSIP Number.

Voting Common Stock, no par value (“Voting Common Stock”);
CUSIP: 45881M308

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership

133,537 shares of Voting Common Stock are owned directly by Ulysses Partners L.P. (“UP LP”) and 26,463 shares of Voting Common Stock are owned directly by Ulysses Offshore Fund Ltd. (“UOF”), as of December 31, 2012.  Ulysses Management LLC (“UM LLC”) serves as the management company to UP LP and to UOF.  Joshua Nash LLC is the managing general partner of UP LP.  Joshua Nash is the sole member of Joshua Nash LLC, the president of UOF and the managing member of UM LLC.

UOF has entered into an investment management agreement with Ulysses Management

Offshore LLC (“Ulysses Offshore”), of which Joshua Nash is the manager and principal owner. UM LLC provides investment management services to UOF on behalf of Ulysses Offshore.

The responses to rows 5 through 9 and 11 of the cover pages of this Schedule 13G are incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

(c)  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any  transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

ULYSSES MANAGEMENT LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member

ULYSSES PARTNERS L.P.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners L.P.

JOSHUA NASH LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Member

JOSHUA NASH

/s/ Joshua Nash
Name:	Joshua Nash

ULYSSES OFFSHORE FUND LTD.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	President

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 14, 2013 by and among the Reporting Persons.